UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Intelligent Bio Solutions Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

36151G402

(CUSIP Number)

Jason Isenberg, Esq.

c/o RFA Management Company, LLC

1908 Cliff Valley Way N.E.

Atlanta, GA 30329

with a copy to:

Mark L. Hanson, Esq.

Jones Day

1221 Peachtree Street, N.E.

Suite 400

Atlanta, GA 30309

(404) 521-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36151G105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 190,489 *
	8	Shared Voting Power 0
	9	Sole Dispositive Power 190,489 *
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 190,489 *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.0 percent*
14	Type of Reporting Person IN

*

Represents shares of Intelligent Bio Solutions Inc. (“INBS”) common stock, par value $0.01 per share (the “Common Stock”), held in a charitable trust, the Gary W. Rollins Foundation, of which Mr. Rollins is a co-trustee and as to which he holds de facto voting and investment power. Mr. Rollins disclaims any beneficial interest in such shares.

CUSIP No. 36151G105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Gary W. Rollins Foundation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 190,489 *
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 190,489 *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 190,489
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.0 percent
14	Type of Reporting Person OO

*

Represents shares of Intelligent Bio Solutions Inc. (“INBS”) common stock, par value $0.01 per share (the “Common Stock”), held in a charitable trust, the Gary W. Rollins Foundation, of which Mr. Rollins is a co-trustee and as to which he holds de facto voting and investment power.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Ma-Ran Foundation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 213,265
	8	Shared Voting Power 0
	9	Sole Dispositive Power 213,265
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 213,265
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.3 percent
14	Type of Reporting Person OO

Item 1.	Security and Issuer

(a)	This Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Intelligent Bio Solutions Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 142 West, 57th Street, 11th Floor, New York, NY.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following person and entities, each of whom is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”:

2.	(a) Gary W. Rollins is a reporting person filing this statement.

(b)	2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)	Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)	None.

(e)	None.

(f)	United States.

3.

The Gary W. Rollins Foundation (the “GWRF”) is a private charitable trust. Gary W. Rollins is a co-trustee of the GWRF and holds de facto control over them. The principal business address of the Gary W. Rollins Foundation is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(a)	None.

(b)	None.

4.

The Ma-Ran Foundation (the “MRF”) is a private charitable trust with four co-trustees, Pamela R. Rollins, Amy R. Kreisler, Timothy C. Rollins and Margaret H. Rollins, and voting or investment decision requires approval of a majority of the co-trustees. The principal business address of the MRF and each co-trustee is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(a)	None.

(b)	None.

Item 3.	Source and Amount of Funds or Other Consideration

On October 4, 2022, the Issuer acquired (the “Acquisition”) Intelligent Fingerprinting Limited, a company registered in England and Wales (“IFP”), pursuant to a Share Exchange Agreement (the “Share Exchange Agreement”) with IFP, the holders of all of the issued shares in the capital of IFP (collectively, the “Sellers”), which included each of the GWRF and the MRF (the “Foundations”), and the “Sellers’ Representatives’ named therein (the “Sellers’ Representatives”).

Pursuant to the Share Exchange Agreement, among other things, the Issuer acquired from the Sellers all of the issued shares in the capital of IFP, and as consideration therefor the Issuer issued and sold to the upon the closing of the Acquisition (the “Closing”) an aggregate number of 2,963,091 shares of Common Stock, which included 647,685 shares to the GWRD and 782,264 shares to the MRF, (ii) 2,363,003 shares of the Issuer’s series C convertible preferred stock, par value $0.01 per share (the “Preferred Stock”). Up to an additional 1,649,273 shares of Preferred Stock was reserved for potential future issuance by the Issuer, consisting of (i) 500,000 shares of Preferred Stock (the “Holdback Shares”), representing approximately 10% of the total Acquisition consideration, that are being held back from the Sellers for one year after the Closing to secure potential indemnification claims by the Issuer against the Sellers and (ii) 1,149,273 shares of Preferred Stock to the Foundations as lenders to IFP, who could, at each Foundation’s respective option, convert such respective loans to IFP (the “Convertible Debt”) into shares of Preferred Stock, contingent upon approval of the Issuer’s stockholders of the conversion of Preferred Stock into Common Stock. Preferred Share are convertible into three shares of Common Stock, contingent upon approval by the Issuer’s stockholders. Each of GWRF and MRF are entitled to 16,156 shares of Common Stock and 19,615 shares of Common Stock, respectively, upon release of the Holdback Shares, subject to the terms and conditions of the Share Exchange Agreement.

On May 12, 2023, the Foundations entered into Convertible Loan Conversion Agreements (the “Conversion Agreements”) with the Issuer and other lenders party thereto relating to the conversion of the Convertible Debt.

Pursuant to the Conversion Agreements, on May 12, 2023 (the “Conversion Date”), upon stockholder approval of the full conversion of the Preferred Stock, which approval was obtained at the Issuer’s Special Meeting of Stockholders on May 8, 2023, the Convertible Debt became convertible into shares of IFP to be then immediately transferred to the Issuer in exchange for shares of Preferred Stock. Upon the conversion and exchange of the Convertible Debt, the Foundations received an aggregate of 1,071,880 shares of Preferred Stock, which were then converted into an aggregate of 172,386 shares of Common Stock, distributed evenly between the Foundations.

Item 4.	Purpose of Transaction

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

The Reporting Person acquired the securities reported herein pursuant to the Share Exchange Agreement and Conversion Agreements for investment purposes.

In addition to the Share Exchange Agreement, the Reporting Person and the Issuer have entered into an Investor Rights Agreement dated as of October 4, 2022 (the “Investor Agreement”) which has been summarized in Item 6 below.

In connection with the Investor Agreement, the Issuer’s Board of Directors (the “Board”) increased its size from five to seven members, and each of Jason Isenberg and David Jenkins, each being designee of the Foundations under the Investors’ Rights Agreement, was appointed as a member of the Board.

Except as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed in Schedule 1 to this Schedule 13D, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons will continue to review their investment in the Issuer, and reserve the right to change their intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are hereby incorporated herein by reference. Calculations of the percentage of the shares of Common Stock beneficially owned are based on 1,732,567 shares of Common Stock of Issuer outstanding as of May 8, 2023 as reported by the Issuer to the Reporting Person.

(c)	None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrently with the Acquisition, the Issuer and each of Foundations entered into the Investor Rights Agreement, pursuant to which, among other things, the Foundations received, subject to satisfaction of certain specified minimum securities holding requirements in the Issuer, certain governance rights effective as of the Closing, including the right to designate up to two directors to the Board and certain approval rights with respect to actions taken by the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

99.2	Share Exchange Agreement, dated as of October 4, 2022, by and among, Intelligent Fingerprinting Limited, the holders of all of the issued shares in the capital of Intelligent Fingerprinting Limited and the “Sellers’ Representatives” named therein (incorporated by reference to Exhibit 2.1 of Issuer’s Form 8-K filed on October 4, 2022).

99.3	Investors’ Rights Agreement, dated as of October 4, 2022, by and among the Issuer, The Ma-Ran Foundation, The Gary W. Rollins Foundation and Jason Isenberg, as the RFA Sellers’ Representative (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed on October 4, 2022).

99.4	Form of Convertible Loan Conversion Agreement (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed on May 17, 2023).

99.5	Power of Attorney

SIGNATURES

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

GARY W. ROLLINS		Date: 6/1/2023

By:	/s/ Jason Isenberg
Name: Jason Isenberg Title: Attorney in Fact

THE GARY W. ROLLINS FOUNDATION		Date: 6/1/2023

By:	/s/ Jason Isenberg
Name: Jason Isenberg Title: Authorized Representative

THE MA-RAN FOUNDATION		Date: 6/1/2023

By:	/s/ Jason Isenberg
Name: Jason Isenberg Title: Authorized Representative